14041125

RECEIVED

2014 JUL 15 PM 2:06

SEC / MR

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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7/18/14

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue, 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Menn 212-750-1045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name – *if individual, state last, first, middle name*)

19987 Villa Lante Place	Boca Raton	FL	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/17/14

OATH OR AFFIRMATION

I, Robert Gerstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Capital Markets, Inc., as of March 2, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Director
Title

Sara R Garick
Notary Public

SARA R GARICK
Notary Public - State of Florida
My Commission Expires Jun 20, 2017
Commission # EE 880350

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Madison Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Madison Capital Markets, Inc. (a Georgia corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Madison Capital Markets, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Robert H. Garick, CPA, LLC

Robert H. Garick, CPA, LLC

Boca Raton, Florida

February 26, 2014

MADISON CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

		2013
ASSETS		
Cash & Equivalents (Including $28,594 restricted for Security Deposit)	$	1,041,266
Securities Sold and Not Yet Settled		3,165,849
Securities and Other Marketable Instruments		2,912,714
Due from Clearing Organization		19,544
Prepaid Expenses and Other Current Assets		72,152
Total Current Assets		7,211,525
Total Assets	$	7,211,525
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable and Accrued Liabilities	$	90,846
Securities Purchased and Not Yet Settled		878,755
Securities Sold Short		4,635,949
Total Current Liabilities		5,605,550
Stockholders' Equity:		
Common Stock		10
Paid-in Capital		2,820,102
Accumulated Deficit		(1,214,137)
Total Stockholders' Equity		1,605,975
Total Liabilities and Stockholders' Equity	$	7,211,525

See Accompanying Notes to the Financial Statement

Madison Capital Markets, Inc.
Notes to Financial Statements

NOTE 1 – Organization and Nature of Business

Madison Capital Markets, Inc., (the Company) is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and SIPC. The Company is a Georgia Corporation that is a wholly-owned subsidiary of Madison Merchant Group, LLC (Parent). The Company specializes in sales, trading, and investment banking in the global market place.

During 2013 the Company established an equity trading desk in Orlando, Florida which trades ADR's, listed ETF's, Baskets and Foreign equities on a proprietary basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the shorter of the estimated useful lives of the assets or the life of the lease.

Revenue Recognition:
<u>Commissions</u>

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

<u>Principal Transactions on Securities Owned</u>

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and- acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Income Taxes:
Income taxes (if any) are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For year ended December 31, 2013, see note 8.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurement:
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Madison Capital Markets, Inc.
Notes to Financial Statements (continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are all Level 1.

Fair Value of Financial Instruments:
The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for customers' securities transactions are provided by one clearing broker pursuant to a fully disclosed clearing agreement with BNP Paribas.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2013, there was no activity and, as such, no securities were owned by customers.

At December 31, 2013, the receivable from the clearing organization consists of the following:

Deposits at clearing organization (Included in Cash)	$ 653,469
Receivable from clearing organization	19,544
	$ 673,013

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $100,000, whichever is greater. At December 31, 2013, the Company had net capital of $1,449,668 which was $1,349,668 in excess of its required net capital of $100,000.

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary and market making positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

The carrying amounts of financial instruments including cash, due from clearing organization, prepaid expenses and other assets, accounts payable and accrued expenses, approximate fair value as of December 31, 2013, because of the relatively short maturity of these instruments.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event customers and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – COMMITTMENTS

The Company is obligated under a non-cancellable operating lease for its office space in Miami, Florida, a remaining 4 months on its space in Orlando, Florida, and a month-to-month lease for its office space in New York. The Company is currently in negotiations regarding the renewal of the Orlando, Florida lease. The future minimum rental payments on the non-cancellable lease are as follows:

December 31, 2014	$ 64,719
December 31, 2015	54,662
	$ 119,381

Rent expense for year ending December 31, 2013 was $124,034.

Madison Capital Markets, Inc.
Notes to Financial Statements (continued)

NOTE 7 – OPERATING REVENUE

Based on management's assessment of its business, a limited number of customers account for a portion of the Company's revenues in multiple product lines of the business. Customer's are under no obligation to use the Company's services. These product lines include securities trading, investment banking and advisory services. Accordingly, these customers may direct their trading activities to either market-makers or traders at any time. The loss of or a significant reduction in demand for the Company's services from any of these customers could have a material adverse effect on the Company.

NOTE 8 – INCOME TAXES

As of December 31, 2013 the Company has no income tax or deferred income tax payable. The Company believes that it has appropriate support for any tax positions taken and, as such, does not have any uncertain tax positions that are material to the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no such audits in progress for any tax periods. The Company believes that it is no longer subject to income tax examinations for the years prior to 2010.

NOTE 9 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 10 – SUBSEQUENT EVENTS

Effective January 1, 2014, for income taxation purposes the Company determined to change its corporate structure from a corporation to a limited liability corporation. All of the assets and liabilities of the Company were transferred to the new entity.

In January 2014 the Company was approved to expand its business activities to include broker or dealer making interdealer markets in corporate equity securities over-the-counter, up to 1200 securities at any one time.

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 26, 2013, the date the financial statements were issued. Based on this evaluation, no adjustments were required to the financial statements as of December 31, 2013.